Exhibit 99.1

Transaction Support Agreement
for Company Securityholders

This Transaction Support Agreement (this “Agreement”) is made and entered into as of March 16, 2022, by and among Bioceres Crop Solutions Corp., a Cayman Islands exempted company (“Parent”), BCS Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and the stockholders of Marrone Bio Innovations, Inc., a Delaware corporation (the “Company”), listed on Schedule A hereto (each, a “Securityholder”). Capitalized terms used but not defined herein are used as they are defined in the Merger Agreement (as defined below).

Recitals:

(A)	Each Securityholder is the record or beneficial owner of the securities of the Company (including options, warrants and convertible securities) (“Company Securities”) as set forth opposite such Securityholder’s name on Schedule A hereto (such securities, together with any other securities of the Company or Parent acquired by Securityholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Securities” and provided that, with respect to each Securityholder, references herein to “the” or “its” Subject Securities shall refer only to such securities of the Company so owned by such Securityholder).

(B)	Upon the satisfaction or waiver of the terms and conditions of the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Merger Agreement”) in accordance with its terms, Merger Sub will merge with and into the Company, with the Company to be the surviving corporation of such merger (the “Merger”).

(C)	In order to induce Parent and Merger Sub to enter into the Merger Agreement, in consideration of the execution thereof by Parent and Merger Sub, each Securityholder, solely in such Securityholder’s capacity as holder of the Subject Securities, has entered into this Agreement and agrees to be bound hereby.

Now therefore, in consideration of the promises and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1	No Transfer of Subject Securities

During the term of this Agreement, no Securityholder shall cause or permit any Transfer (as defined below) of any of the Subject Securities or enter into any agreement, option or any other arrangement whatsoever with respect to a Transfer of any of the Subject Securities. Following the date hereof and except as required by this Agreement, no Securityholder shall deposit (or permit the deposit of) any Subject Securities in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Subject Securities or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Securities. For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Securities if such Person directly or indirectly: (a) sells, grants an option with respect to, transfers, assigns, or otherwise disposes of any Subject Securities, or any interest in such Subject Securities; or (b) enters into an agreement or commitment providing for the sale of, grant of an option with respect to, transfer of or disposition of such Subject Securities or any interest therein.

Notwithstanding the foregoing, each Securityholder may make (1) if such Securityholder is a partnership or limited liability company, a transfer to one or more partners or members of such Securityholder or to an Affiliated corporation, trust or other entity under common control with such Securityholder, or if such Securityholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, or (2) pursuant to a Rule 10b5-1 trading plan in effect as of the date hereof; provided that, in (1) above, as a condition to such transfer the transferee agrees in writing to be bound by the terms and conditions of this Agreement. If any voluntary or involuntary transfer of any Subject Securities covered hereby shall occur (including a transfer or disposition permitted by Section 1(1) and Section 1(2), sale by a Securityholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Securityholder and has not executed a counterpart hereof or joinder hereto. For the avoidance of doubt, a Securityholder may pledge any of its Subject Securities provided that such pledge does not restrict the Securityholder’s ability to vote all of its Subject Securities (that are then entitled to be voted) in favor of the Merger Agreement and related proposals in accordance with Section 2 of this Agreement.

2	Agreement to Vote Shares

At any meeting of stockholders of the Company or at any adjournment thereof, in any action by written consent or in any other circumstances upon which a Securityholder’s vote, consent or other approval is sought, each Securityholder shall vote (or cause to be voted), as applicable, all of the Subject Securities that are then entitled to be voted: (i) in favor of: (1) the Merger Agreement and the transactions contemplated thereby, and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger Agreement and the transactions contemplated thereby; and (ii) against (1) any Acquisition Proposal, or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or of such Securityholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, or adversely affect the timely consummation of the transactions contemplated by the Merger Agreement or the fulfilment of the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s certificate of incorporation, bylaws and other organizational documents); provided that, (i) if the Company Board effects a Company Board Recommendation Change in accordance with Section 6.02 of the Merger Agreement (only where such Company Board Recommendation Change is not made in response to a Superior Proposal), each Securityholder shall only be obligated to vote (or cause to be voted) such number of Subject Securities set forth in Column C of Schedule A hereto and (ii) if the Company Board effects a Company Board Recommendation Change in accordance with Section 6.02 of the Merger Agreement (only where such Company Board Recommendation Change is made in response to a Superior Proposal), no Securityholder shall be obligated to vote (or cause to be voted) any of its Subject Securities.

Each Securityholder agrees that the Subject Securities that are entitled to be voted shall be voted (or caused to be voted) as set forth in the preceding sentence whether or not such Securityholder’s vote, consent or other approval is sought on only one or on any combination of the matters set forth in this Section 2 and at any time or at multiple times during the term of this Agreement.

3	Lock-Up of Consideration Shares

(a)	Each Securityholder hereby agrees that it will not, without the prior written consent of Parent, during the period commencing on the Closing Date and ending (x) ninety (90) days after the Closing Date with respect to 50% of its Consideration Shares (as defined below) and (y) one hundred eighty (180) days after the Closing Date with respect to the remaining 50% of its Consideration Shares (the “Lock-Up Period”): (i) lend, offer, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Parent Ordinary Shares received as part of the Share Consideration pursuant to the Merger Agreement (the “Consideration Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Consideration Shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of Consideration Shares or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”); provided however, that the Lock-Up Period shall immediately expire if the closing price related to the Consideration Shares of the regular trading session on the primary market exceeds $18/share for a period of five (5) consecutive trading days.

(b)	Notwithstanding anything to the contrary in this Agreement, nothing herein shall prevent any Securityholder from pledging or hypothecating its Consideration Shares to a lender of such Securityholder or transferring its Consideration Shares to any of its Affiliates in a bona fide transaction; provided such Affiliate agrees in writing to be bound by the provisions of this Section 3 as if it was a party to this Agreement.

(c)	If any Prohibited Transfer is made or attempted in breach of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Parent shall refuse to recognize any such purported transferee of the Consideration Shares as one of its equity holders for any purpose. In order to enforce the terms of this Section 3, Parent may impose stop-transfer instructions with respect to transfers of Consideration Shares (and permitted transferees and assigns thereof) not in compliance with the restrictions of this Section 3 until the end of the Lock-Up Period.

(d)	During the Lock-Up Period each certificate (if any) evidencing the Consideration Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN AN AGREEMENT, DATED AS OF MARCH 16, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e)	For the avoidance of any doubt, (i) each Securityholder shall retain all of its rights as a holder of the Consideration Shares during the Lock-Up Period, including, without limitation, the right to vote all Consideration Shares, and (ii) upon the expiration of the Lock-Up Period, Parent shall, or shall cause its transfer agent to, remove the legend described in Section 3(d) from each certificate (if any) evidencing the Consideration Shares.

4	Opportunity to Review

Each Securityholder acknowledges receipt of the Merger Agreement and represents that he, she, or it has had (i) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Merger Agreement and this Agreement, and (ii) the opportunity to review and discuss the Merger Agreement, the transactions contemplated thereby and this Agreement with his, her or its own advisors and legal counsel.

5	Confidentiality and Public Disclosure

From the date of this Agreement until the Closing, no Securityholder shall make any public announcements regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement (i) that both the Company and Parent agree upon, (ii) that the applicable Securityholder reasonably deems necessary or appropriate under Applicable Law or (iii) required by obligations pursuant to any listing agreement with any national securities exchange or stock market. Each Securityholder hereby authorizes Parent and the Company to publish and disclose its identity and ownership of the Subject Securities and the nature of its obligations under this Agreement in any announcement or disclosure required by Applicable Law or the SEC and in the Proxy Statement/Prospectus.

6	Representations and Warranties of Securityholder

Each Securityholder hereby represents and warrants as follows:

(a)	Securityholder (i) is the record and beneficial owner of the Subject Securities, free and clear of any liens, adverse claims, charges or other encumbrances of any nature whatsoever (other than as would not prevent or interfere with, or require any consent in connection with, the Securityholder’s compliance with its obligations hereunder in any material respect or as arise pursuant to (x) restrictions on transfer under applicable securities laws, or (y) this Agreement), and (ii) does not beneficially own any securities of the Company (including options, warrants or convertible securities) other than the Subject Securities set forth opposite its name on Schedule A.

(b)	Except with respect to obligations under the bylaws of the Company, as applicable, Securityholder has the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Securities, and none of the Subject Securities are subject to any voting trust or other agreement, arrangement or restriction with respect to the Transfer or the voting of the Subject Securities (other than restrictions on transfer under applicable securities laws), except as set forth in this Agreement.

(c)	Securityholder (i) if not a natural person, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (ii) has the requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to comply with the terms hereof. The execution and delivery by Securityholder of this Agreement, the consummation by Securityholder of the transactions contemplated hereby and the compliance by Securityholder with the provisions hereof have been duly authorized by all necessary corporate, company, partnership or other action on the part of Securityholder, and no other corporate, company, partnership or other proceedings on the part of Securityholder are necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.

(d)	This Agreement has been duly executed and delivered by Securityholder, constitutes a valid and binding obligation of Securityholder and, assuming due authorization, execution and delivery by the other parties thereto, is enforceable against Securityholder in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies.

(e)	The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in (i) any violation or breach of, or default (with or without notice or lapse of time, or both) under, any provision of the organizational documents of Securityholder, if applicable, (ii) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any (A) statute, law, ordinance, rule or regulation or (B) judgment, order or decree, in each case, applicable to Securityholder or its properties or assets, or (iii) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any material contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Securityholder is a party or by which Securityholder or Securityholder’s assets are bound.

7	Termination

This Agreement shall terminate automatically upon the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be validly terminated in accordance with Article VII thereof, (c) as to any Securityholder, such date and time as any waiver, supplement, amendment or change to the Merger Agreement is effected without such Securityholder’s prior written consent that otherwise materially and adversely affects Securityholder; and (d) as to any Securityholder, the written agreement of Parent and such Securityholder. In the event of the valid termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that no such termination of this Agreement shall relieve any party hereto from any liability for any (A) Willful and Material Breach of any provision of this Agreement or (B) intentional and deliberate fraud in connection with this Agreement, prior to such termination.

8	No Solicitation

(a)	No Securityholder shall, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its Affiliates and Representatives (which shall be deemed not to include the Company or its Subsidiaries or any employee, officer, director or other representative or agent thereof) not to: (a) directly or indirectly solicit, seek, initiate, knowingly encourage, or knowingly facilitate any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal; (b) directly or indirectly engage in, continue, or otherwise participate in any discussions or negotiations regarding, or furnish or afford access to any other Person any information in connection with or for the purpose of encouraging or facilitating, any proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal; (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to an Acquisition Proposal; (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement and the transactions contemplated thereby) or otherwise encourage or assist any Person in taking or planning any action that is reasonably likely to compete with, restrain, or otherwise serve to interfere with the timely consummation of the transactions contemplated by the Merger Agreements in accordance with its terms; or (e) initiate a stockholders’ vote or action by written consent of the Company’s stockholders with respect to an Acquisition Proposal.

(b)	Notwithstanding the foregoing, each Securityholder may (and may permit its Affiliates and its and its Affiliates’ Representatives to) participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if: (i) the Company is permitted to engage in discussions or negotiations with such Person in accordance with Section 6.02 of the Merger Agreement; and (ii) such Securityholder’s negotiations and discussions are in conjunction with the Company’s discussions and negotiations.

9	Successors, Assigns and Transferees Bound

Without limiting Section 1 hereof in any way, each Securityholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Securities from the date hereof through the termination of this Agreement and shall, to the extent permitted by Applicable Laws, be binding upon any Person to which legal or beneficial ownership of the Subject Securities shall pass, whether by operation of law or otherwise, including such Securityholder’s heirs, guardians, administrators or successors, and each Securityholder further agrees to take all reasonable actions necessary to effectuate the foregoing.

10	Remedies

Each Securityholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Parent irreparable harm. Accordingly, each Securityholder agrees that in the event of any breach or threatened breach of this Agreement, Parent, in addition to any other remedies at law or in equity each may have, shall be entitled to seek immediate equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

11	Notices

All notices and other communications hereunder shall be in writing (including electronic mail) and shall be deemed to have been duly given in accordance with the terms of the Merger Agreement and addressed to the respective parties as follows: if to Parent or Merger Sub, to its address or electronic mail address set forth in Section 9.02 of the Merger Agreement and if to a Securityholder, to the address or electronic mail address set forth on Schedule A hereto or to such other address or electronic mail address as such party may hereafter specify in writing for the purpose of providing notice to the other party hereto.

12	Severability

In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

13	Entire Agreement/Amendment

This Agreement (including the provisions of the Merger Agreement referenced herein) represents the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed and delivered by the parties hereto.

14	Governing Law

This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware without reference to its choice of law rules. Each party agrees that any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each party consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11 of this Agreement is reasonably calculated to give actual notice. Each party waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in such courts, any claim that such party is not subject personally to the jurisdiction of such courts, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such courts. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

15	Joint and Several

The obligations of the Securityholders hereunder are several and not joint. Notwithstanding anything herein to the contrary, no Securityholder shall be obligated hereunder to take any actions, or to refrain from taking any actions, with respect to any Company Securities other than the Company Securities owned beneficially or of record by it.

16	Counterparts

This Agreement may be executed in one or more counterparts (including executed manually or electronically via DocuSign or other similar services), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

17	Capacity as Securityholder

Each Securityholder signs this Agreement solely in its capacity as the record and beneficial owner of such Securityholder’s Subject Securities. Nothing herein shall limit or affect any actions taken by a Securityholder or any officer, director, employee, affiliate or representative of a Securityholder in his or her capacity as an officer or director of the Company.

[Signature pages follow]

In witness whereof, the parties have caused this Agreement to be executed as of the date first above written.

OSPRAIE AG SCIENCE LLC

By:	OAS MM LLC, its managing member
By:	/s/ Dwight Anderson
Name: Dwight Anderson
Title: Managing Member

ARDSLEY ADVISORY PARTNERS LP

By:
By:	/s/ Steve Napoli
Name: Steve Napoli
Title: Partner

[Signature Page to Transaction Support Agreement]

BIOCERES CROP SOLUTIONS CORP.

By:	/s/ Federico Trucco
Name: Federico Trucco
Title: Chief Executive Officer

BCS MERGER SUB, INC.

By:	/s/ Federico Trucco
Name: Federico Trucco
Title: President

[Signature Page to Transaction Support Agreement]

Schedule A

Name and Address of Security holder	Number and Class of Subject Securities
	Column A	Column B	Column C
	Shares of Company Common Stock	Company Warrants	Shares representing 25% of issued and outstanding shares of Company Common Stock in the aggregate
Ospraie Ag Science LLC	70,836,258	0	36,198,722
Ardsley Advisory Partners LP	18,335,767	0	9,369,722